Rule 12g3-2(b) File No. 82-5128

john c
holdings

Audited Preliminary Results
for the year ended 31 March 2004


SHREK 2

Highlights

Cash and cash equivalents	▲ **R542 million**
Attributable earnings (pro forma)	▲ **68%**
Headline earnings (pro forma)	▲ **124%**



CONSOLIDATED INCOME STATEMENT

For the years ended	Note	31 March 2004 Rm	31 March 2003 Rm	Change %
Revenue		**2 789**	12 088	(77)
Cost of sales		**(1 667)**	(5 724)	
Gross profit		**1 122**	6 364	(82)
Operating expenses – net		**(911)**	(3 462)	
Depreciation		**(82)**	(867)	
Amortisation of intangibles		**(8)**	(148)	
Goodwill amortisation		**(5)**	(274)	
Profit from operations before exceptional items		**116**	1 613	(93)
Exceptional items	3	**3 779**	132	
Profit from operations		**3 895**	1 745	123
Finance costs		**(35)**	(457)	
Finance income		**61**	113	
Income from associated companies	4	**557**	865	
Profit before taxation		**4 478**	2 266	98
Taxation		**(171)**	(650)	
Profit after taxation		**4 307**	1 616	167
Minority interests		**(111)**	(654)	
Attributable earnings		**4 196**	962	336

Contribution to attributable earnings	31 March 2004 Rm	31 March 2003 Rm	Change %
Core operations	**114**	58	97
Entertainment and media	**111**	98	13
Interest and corporate head office	**3**	(40)	108
Non-core operations	**266**	933	(71)
Telecommunications	**304**	915	(67)
Gallagher Estate Holdings	**7**	(3)	333
Johnnic Properties	**–**	21	(100)
Casino	**(45)**	–	(100)
Headline earnings	**380**	991	(62)
Goodwill amortisation after taxation and minority interests	**(42)**	(157)	73
Exceptional items after taxation and minority interests	**3 858**	128	2 914
Attributable earnings	**4 196**	962	336

SUMMARISED CONSOLIDATED BALANCE SHEET

As at	Note	31 March 2004 Rm	31 March 2003 Rm
ASSETS			
Non-current assets		**1 290**	6 535
Property, plant and equipment		**333**	491
Goodwill		**(100)**	(106)
Intangible assets		**34**	26
Interests in associated companies	5	**885**	5 954
Investments and loans	6	**25**	89
Deferred taxation		**113**	81
Current assets		**3 116**	1 288
Bank balances, deposits and cash	7	**494**	303
Securitised cash deposits	7	**192**	–
Equities held as current assets	8	**1 443**	30
Other current assets		**987**	955
Total assets		**4 406**	7 823
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest		**2 667**	5 817
Minority interests		**666**	577
Total equity		**3 333**	6 394
Non-current liabilities		**155**	283
Long-term liabilities	9	**29**	167
Provision for post-retirement medical costs		**121**	113
Deferred taxation		**5**	3
Current liabilities		**918**	1 146
Non-interest-bearing liabilities		**812**	750
Interest-bearing liabilities	9	**106**	396
Total equity and liabilities		**4 406**	7 823

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

For the years ended	Note	31 March 2004 Rm	31 March 2003 Rm
Cash inflows from operating activities		**94**	2 309
Cash inflows (outflows) from investing activities		**661**	(3 799)
Cash (outflows) inflows from financing activities		**(215)**	977
Net increase (decrease) in cash and cash equivalents		**540**	(513)
Cash and cash equivalents at beginning of year		**59**	594
Foreign entities translation adjustment		**2**	(22)
Cash and cash equivalents at end of year	7	**601**	59

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

	31 March 2004 Rm	31 March 2003 Rm
Balance at 1 April as reported	**5 817**	5 348
Change in accounting policies in respect of		
– AC133 adjustments	**(52)**	–
– cellphone connection incentives	**–**	(12)
Restated balance at 1 April	**5 765**	5 336
Attributable earnings	**4 196**	962
Distribution in specie	**(8 223)**	–
Share capital issued at a premium less share issue expenses	**46**	5
Movement on unrealised gains arising on revaluation of listed equities	**1 034**	(4)
Exchange differences arising on translation of foreign entities	**(112)**	(163)
Goodwill and variation of interests	**(41)**	(316)
Other	**2**	(3)
	2 667	5 817

GROUP SEGMENTAL ANALYSIS

	31 March 2004 Rm	Pro forma 31 March 2003 Unaudited Rm	Change %	31 March 2003 Rm
BUSINESS GROUPING				
Revenue				
Core operations	**2 698**	3 277	(18)	3 277
Ongoing				
Media	**1 091**	1 017	7	1 017
Retail	**666**	608	10	608
Books and Maps	**267**	293	(9)	293
Home Entertainment	**282**	268	5	268
Music	**184**	170	8	170
Africa	**2**	–	100	–
Distribution, Manufacturing and Support Services	**190**	240	(21)	240
Reclassification of intergroup revenue	–	**(55)**		**(55)**
Disposed				
Hammicks UK, Music for Pleasure	**16**	736	(98)	736
Non-core operations	**91**	129	(29)	8 811
Telecommunications	–	–	–	8 684
Gallagher Estate Holdings	**50**	45	11	45
Johnnic Properties	**34**	82	(59)	82
Casino	**7**	2	250	–
Total	**2 789**	3 406	(18)	12 088
Profit (loss) from operations before exceptional items				
Core operations	**97**	65	49	98
Ongoing				
Media	**77**	60	28	60
Retail	**13**	(11)	218	(11)
Books and Maps	**11**	2	450	2
Home Entertainment	**31**	36	(14)	36
Music	**11**	9	22	9
Africa	**(6)**	(4)	(50)	(4)
Distribution, Manufacturing and Support Services	**(8)**	(2)	(300)	(2)
Corporate head office	**(14)**	(15)	(7)	18
Disposed				
Hammicks UK, Music for Pleasure	**(18)**	(10)	(80)	(10)
Non-core operations	**19**	29	(34)	1 515
Telecommunications	–	–	–	1 485
Gallagher Estate Holdings	**6**	5	20	5
Johnnic Properties	**9**	25	(64)	25
Casino	**4**	(1)	500	–
Total	**116**	94	23	1 613

GROUP STATISTICS

	31 March 2004 Rm	Pro forma 31 March 2003 Unaudited Rm	31 March 2003 Rm
Performance per ordinary share			
Headline earnings (cents)			
– core operations	**69**	35	36
– non-core operations	**160**	(2)	567
Total headline earnings (cents)	**229**	33	603
Attributable earnings (cents)	**2 528**	104	585
Net asset value (rand)			
– book value	**16,03**		35,37
– based on market value or directors' valuation of underlying investments	**21,15**		53,82
Ratios			
Profitability			
Profit from operations before exceptional items (%)	**4,2**	2,7	13,2
Enterprise value/profit from operations before exceptional items multiple (times) (1)	**23,3**	28,8	4,3
Effective taxation rate (%)	**3,8**	38,2	28,7
Solvency and liquidity			
Gearing (%) (2)	**(16,5)**		4,1
Long-term borrowings to total assets	**0,7**		2,1
Current ratio (3)	**3,4:1**		1,1:1
Interest cover (times) (4)	**111,3**	2,1	3,7
Share performance			
Number of ordinary shares in issue ('000)			
– at year-end	**166 466**		164 448
– weighted average	**166 022**		164 325
Closing price (cents per share)	**1 630**		4 410
Market capitalisation (Rm)	**2 713**		7 252
Employees by geographic location			
South Africa	**4 353**		4 569
Rest of Africa	**12**		10
Other overseas operations	**106**		569
Total	**4 471**		5 148

Definitions

(1) Market capitalisation, less net debt (interest-bearing liabilities less bank balances, deposits and cash), divided by profit from operations before exceptional items.

(2) Interest-bearing debt (long-term and short-term) net of positive cash balances as a percentage of total equity.

(3) Current assets divided by current liabilities.

(4) Profit from operations divided by finance costs.

1. Basis of accounting

This preliminary report is prepared in accordance with the South African Statement of Generally Accepted Accounting Practice (GAAP) AC127. These summarised consolidated annual financial statements have been prepared using accounting policies that comply with the South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the disclosure requirements of the JSE Securities Exchange South Africa's Listings Requirements. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133 Financial Instruments: Recognition and Measurement.

2. Earnings per ordinary share

The calculation of basic headline and attributable earnings per ordinary share is based on headline earnings of R380 million (2003: R991 million) and attributable earnings of R4 196 million (2003: R962 million) respectively, and a weighted average of 166 022 116 (2003: 164 325 097) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not considered to be material.

	31 March 2004 Rm	31 March 2003 Rm
3. Exceptional items		
Surplus arising on the unbundling of MTN shares	**3 682**	–
Net surplus on disposal of investments	**165**	93
Realisation of foreign currency translation reserve	**58**	141
Impairment of goodwill, investments, loans and assets	**(78)**	(136)
Durban Add-Ventures prior year losses	**(43)**	–
Costs associated with rationalisation and restructuring	**(5)**	(61)
Surplus on unwinding of special purpose vehicles	**–**	95
Total	**3 779**	132
4. Income from associated companies		
Share of profits earned by associates after goodwill	**592**	919
Reduction of unrecognised losses in respect of prior periods arising from the adoption of AC133	**(32)**	–
Share of associated companies exceptional items	**(3)**	(54)
	557	865

	31 March 2004 Rm	31 March 2003 Rm
5. Interests in associated companies		
– Listed	**438**	5 466
– Unlisted	**447**	488
Book value of interests in associated companies	**885**	5 954
Market value of listed shares	**731**	7 592
Directors' valuation of unlisted shares	**1 329**	640
6. Investments and loans		
Unlisted shares at cost less amounts written off	**16**	42
Loans	**9**	47
Total	**25**	89
Directors' valuation of unlisted shares	**16**	42
7. Cash and cash equivalents		
Bank balances, deposits and cash	**494**	303
Securitised cash deposits	**192**	–
Call borrowings	**(85)**	(244)
Total	**601**	59
Head office cash (call borrowings) included in the above	**252**	(65)
8. Equities held as current assets		
MTN Group Limited	**1 443**	–
Naspers Limited	**–**	30
Total	**1 443**	30
9. Interest-bearing debt		
Long-term liabilities	**29**	167
Current liabilities	**106**	396
– call borrowings	**85**	244
– short-term borrowings	**21**	152
Total	**135**	563
10. Capital expenditure incurred	**64**	73

	31 March 2004 Rm	31 March 2003 Rm
11. Contingent liabilities		
Guarantees	**513**	521
Suncoast Casino and Entertainment World		
– Equity guarantee secured by cash deposits (refer to note 7)	**192**	192
– Corporate guarantee	**300**	300
Other	**21**	29
Contingent liabilities	**12**	2
Total	**525**	523
12. Capital commitments		
Commitments for capital expenditure		
– authorised but not contracted for	**23**	61
The capital expenditure will be funded from operating cash flows and borrowings. Adequate facilities are in place to finance known future capital commitments.		
13. Lease commitments		
Operating leases		
– within one year	**105**	108
– more than one year	**735**	849
Total	**840**	957

14. Audited results

The auditors, Deloitte & Touche, have issued their opinion on the Group's annual financial statements for the year ended 31 March. 2004. The audit was conducted in accordance with South African Auditing Standards.

The auditors have issued an unqualified audit opinion.

A copy of the audit opinion is available for inspection at the Company's registered office.

These summarised financial statements have been derived from the Group annual financial statements and are consistent in all material respects with the Group annual financial statements.

The pro forma financial results do not form part of the annual financial statements and are presented as additional information. The auditors have not audited the pro forma financial results and accordingly do not express an audit opinion on these.

Our reporting accountants, Deloitte & Touche have issued a report on the pro forma information which is available at the Company's registered office for inspection. This report concludes as follows: "based on our review, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Johnnic; and
- the adjustments are not appropriate for the purposes of the unaudited pro forma income statement as disclosed in the preliminary announcement."

15. Listings requirements

This preliminary announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

16. Corporate governance

The Board endorses and is of the opinion that the Company adheres to the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance for South Africa 2002 ("King II"). The principles contained therein are reviewed from time to time to take into account appropriate changes and developments in the field of corporate governance, both locally and internationally.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

(excludes Telecommunications businesses and includes Durban Add-Ventures consolidated since acquisition)

For the years ended	31 March 2004 Pro forma Rm	31 March 2003 Pro forma Rm	Change %
Revenue	**2 789**	3 406	(18)
Core operations			
Ongoing	**2 682**	2 541	6
Disposed	**16**	736	(98)
Non-core operations	**91**	129	(29)
Cost of sales	**(1 667)**	(2 129)	
Gross profit	**1 122**	1 277	(12)
Operating expenses – net	**(911)**	(1 063)	
Depreciation	**(82)**	(100)	
Amortisation of intangibles	**(8)**	(10)	
Goodwill amortisation	**(5)**	(10)	
Profit from operations before exceptional items	**116**	94	23
Core operations			
Ongoing	**115**	75	53
Disposed	**(18)**	(10)	(80)
Non-core operations	**19**	29	(34)
Exceptional items	**137**	142	
Profit from operations	**253**	236	7
Finance costs	**(35)**	(111)	
Finance income	**61**	40	
Income from associated companies	**172**	191	
Profit before taxation	**451**	356	27
Taxation	**(95)**	(136)	
Profit after taxation	**356**	220	62
Minority interests	**(69)**	(49)	
Attributable earnings	**287**	171	68
Contribution to attributable earnings:			
Core operations	**114**	58	97
Entertainment and media	**111**	98	13
Interest and corporate head office	**3**	(40)	108
Non-core operations	**9**	(3)	400
Gallagher Estate Holdings	**7**	(3)	333
Johnnic Properties	**–**	21	(100)
Casino	**2**	(21)	110
Headline earnings	**123**	55	124
Goodwill amortisation after minority interests and taxation	**(3)**	(6)	50
Exceptional items after minority interests and taxation	**167**	122	37
Attributable earnings	**287**	171	68

OVERVIEW

The most significant transaction in the past year was the distribution of R8,2 billion worth of MTN Group Limited ("MTN") shares to shareholders with a market value of R14,8 billion at the date of this *preliminary results announcement.*

This transaction realised an exceptional profit of R3,7 billion resulting from the 526,7 million MTN shares unbundled which were revalued from a book value of R8,62 per share to a market value of R15,61 per share on the date of unbundling, being 20 June 2003.

This contributed to a 336% increase in attributable earnings from R962 million to R4 196 million for the year ended 31 March 2004.

Johnnic Holdings Limited ("Johnnic") currently comprises holdings in the following companies:

- Johnnic Communications Limited ("Johncom") – 62,5%
- Gallagher Estate Holdings Limited – 100%
- Johnnic Properties – 100%
- Durban Add-Ventures Limited ("Durban Add-Ventures") – 71,3%

PRO FORMA RESULTS

As a result of the unbundling of the MTN shares and accounting for the full share of Durban Add-Ventures prior years losses in the current year, the results of the Group are not comparable with those of the previous year.

MTN was equity accounted for a three-month period to the date of the unbundling in June 2003. Johnnic ceased to account for the earnings of MTN thereafter.

Johnnic has a 71,3% shareholding in Durban Add-Ventures which in turn holds a 40% stake in Tsogo Sun KwaZulu-Natal (Proprietary) Limited which trades as Suncoast Casino and Entertainment World ("Suncoast Casino").

Durban Add-Ventures has been consolidated for the first time in the current year. This subsidiary was not consolidated in the past due to the uncertainty around Johnnic's future plans. Johnnic has been required to reflect the full share of this company's losses since acquisition in 1998 in the current financial year. The effect of not consolidating the losses in Durban Add-Ventures on the prior year's results is not material.

To enable better appreciation of Johnnic's ongoing businesses a pro forma consolidated income statement has been presented for the current year and the prior year using consistent accounting policies, assuming the unbundling was effected on 1 April 2002 and Durban Add-Ventures was consolidated in the prior year.

All comparison to the prior year numbers in this commentary on results relate to the pro forma consolidated income statement.

RESULTS

Revenue from ongoing operations increased by 6% to R2 682 million (2003: R2 541million) while profit from operations before exceptional items for the same businesses rose by 53% to R115 million (2003: R75 million).

The results reflect the cyclical upswing in trading volumes at Group companies in the latter half of the financial year. In addition to increased trading levels over the year-end holidays, consumer confidence levels have been boosted by lower interest rates and declining inflation levels in the second six months of the year under review, yielding increased consumer spending.

Finance income less finance costs totalled R26 million (2003: net finance costs of R71 million) reflecting the positive impact of the repayment of head office debt mainly achieved by the sale of MTN and Naspers shares during the year.

Income from associated companies declined by 10% to R172 million from R191 million last year. The decrease is mainly as a result of reduced earnings from Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") arising from the negative impact of the stronger rand on foreign based earnings and the effect of complying with AC133. Caxton and CTP Publishers and Printers Limited ("CTP") continued to achieve commendable growth and operating efficiencies.

Basic headline earnings reflects an increase of 124% to R123 million (2003: R55 million) due to improved earnings from the entertainment and media businesses, improved performance from the casino operation and increased finance income at head office level.

Exceptional profits of R137 million (2003: R142 million) mainly comprised:

- R165 million surplus on the disposal of MTN, Naspers shares and Hammicks;
- R58 million surplus on realisation of foreign currency translation reserve arising on the settlement of Johnnic Entertainment's foreign debt; and
- R78 million impairment of goodwill, investments, loans and assets.

The combined effect of the above has been an increase in attributable earnings of 68% to R287 million (2003: R171 million).

DIVISIONAL REVIEW

Core operations

Entertainment and media

The restructuring of Johncom with effect from 1 July 2003, effectively transforming the company into a single integrated entertainment and media group with group operations clustered into six core logical business units, contributed to a continued positive trend in terms of annual revenue and profit from ongoing operations. Revenue from ongoing operations increased by 6% to R2 682 million (2003: R2 541 million) while profit from operations before exceptional items from the same businesses rose by 47% the latter bolstered by the group's strategy to 'fix, sell or close' underperforming businesses.

Several significant developments occurred during the year, including:

- The sale by UK-based Hammicks Bookstores Limited ("Hammicks") of its chain of local bookstores and subscription businesses;
- The completion of a comprehensive, long-term review per cinema site of revenue against fixed lease and operating costs for Nu Metro and IMAX Theatres, resulting in the closure of some theatres, the impairment of leases and assets at a number of Nu Metro Theatre sites and the review of the IMAX Theatres business as a whole; and
- The sale of MTN and Naspers shares, yielding a surplus of R58 million on the disposal of these listed equities.

Group debt largely at holding company level, has been eliminated with contributions from the sale of non-core listed equities and cash inflows from operating activities. This resulted in net finance income at the financial year-end date and an accompanying positive result on the taxation charge for the current year, with the effective tax rate reduced to 33% (2003: 57%).

During the second half of the financial year, Johncom announced the conclusion of an agreement with New Africa Media to acquire 90,5% of New Africa Publications, owner of 50% of Sunday World and 100% of the Sowetan. This is subject to approval by the competition authorities and the results of this acquisition will only be accounted for once the approval is received.

Subsequent to year-end, Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") terminated their joint listing on the JSE and Johncom simultaneously increased its shareholding in these associate businesses to 38,6% at a cost of R287 million.

NON-CORE OPERATIONS

Gallagher Estate Holdings Limited ("Gallagher")

Gallagher experienced a good year's trading, reflected in turnover growth of 11% and a 20% increase in profit from operations before exceptional items. These results are most encouraging given the loss of the Reed Exhibition business and are consistent with a general improvement in the conference and exhibition industry. All external loans, amounting to R52 million, were repaid in full during the year under review, placing Gallagher in a strong operating position going forward.

Johnnic Properties

The bulk of Johnnic Properties' remaining assets were sold off during the year under review, including the Grace Hotel, which generated a profit of R6 million. Revenue fell compared to the prior year due to the company's decreased activity and smaller property portfolio.

Suncoast Casino

Through Durban Add-Ventures, Johnnic owns an effective 28,5% stake in the R1,4 billion Suncoast Casino complex on Durban's beachfront. Trading results have improved markedly allowing Suncoast Casino to exceed budgets for the financial year under review. Suncoast Casino's losses for the year under review amounted to R31 million which were included in Durban Add-Ventures prior and current years accumulated losses amounting to R65 million which primarily related to Casino bid costs that were expensed.

FINANCIAL POSITION

Total assets decreased from R7 823 million at the beginning of the year to R4 406 million as a result of the unbundling of MTN. Cash and cash equivalents increased to R601 million from R59 million at the beginning of the year mainly as a result of proceeds from the disposal of MTN shares. 40 million MTN shares have been retained to cover the R300 million Casino corporate guarantee. These shares have grown in value to R1 318 million at year end. The Group is largely debt-free at year end.

PROSPECTS

Johnnic's strategy

The Johnnic board continues to consider various strategic options relating to the future of the Group with a view to enhancing further shareholder value. These strategic options will be underpinned by the enhancement of Johnnic's empowerment credentials and will use the substantial goodwill associated with the Johnnic name as well as its strong balance sheet.

Operating businesses

The favourable retail conditions experienced over the last six months appear likely to continue for the foreseeable future, heralding stronger trading for Johnnic's major subsidiary Johncom as well as non-core businesses Gallagher and Suncoast Casino.

Johncom is particularly well positioned to continue its positive growth trend going forward. Not only are all core businesses within that group contributing strongly, but also improved results are expected from Nu Metro Theatres and Johncom Africa, where investments in East and West Africa are expected to bear fruit. A global revival in advertising and stable newsprint prices is also expected to benefit the media sector.

Piracy continues to be a serious threat to the entertainment industry and Johncom will increase its role in combating this criminal activity in every way possible. The continuing digitisation of content poses both threats and opportunities, and management is proactively addressing these.

The upturn at Suncoast Casino since September 2003 is reversing the fortunes of this start-up enterprise, heralding great promise for the future. Ongoing improvement in the conference and exhibition industry holds similar promise for Gallagher in the year ahead.

Johnnic/Johncom pyramid

Johnnic has been in discussions with the JSE regarding the extention of time to 23 June 2004 granted to the Company to address its pyramid structure with Johncom. Johnnic has shared with the JSE its effort at finalising its strategic options, including the implementation of additional empowerment in its shareholding. Johnnic recognises that empowerment and creating value for its shareholders are of the utmost importance. Accordingly the company is in continued discussions with the JSE in finalising this matter. A further announcement to shareholders will be made in due course.

DIVIDENDS

In light of the unbundling by the Company to its shareholders of substantially all of its shareholding in MTN by way of a distribution in specie amounting to approximately R8,2 billion in June 2003 and the major restructuring that may take place with the Group, the directors have resolved not to declare a dividend for the year ended 31 March 2004.

For and on behalf of the board

MC RAMAPHOSA
Chairman

JRD MODISE
Chief Operating Officer

KC RAMON
Financial Director

28 June 2004

ADMINISTRATION

DIRECTORS: MC Ramaphosa *(Chairman)*, JRD Modise# *(Chief Operating Officer)*, KC Ramon#, ACG Molusi#, CB Brayshaw, PE Burton, SW Moutloatse, PF Nhleko, TRA Oliphant, ME Ramano.

ALTERNATE DIRECTORS: ZNA Cindi, PM Jenkins#, IP Smith, TH Zuma.
#*Group executives*

COMPANY SECRETARY: MRD Boyns *(British)*

HEAD OFFICE AND REGISTERED OFFICE
Level 3 (West Wing), Gallagher House, Gallagher Estate
19 Richards Drive, Midrand, 1685.
PO Box 231, Johannesburg, 2000

REGISTRARS
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.

CHANGE OF LONDON REGISTRARS
With effect from 17 May 2004, the London Register of Members was transferred from Capita Registrars plc, Beckenham, Kent, England to Computershare Investor Services 2004 (Pty) Limited, PO Box 61051, Marshalltown, Johannesburg, 2000, South Africa.

AUDITORS
Deloitte & Touche
The Woodlands, Woodmead.
Private Bag X6, Gallo Manor, 2052.

LEGAL ADVISORS
Webber Wentzel Bowens
10 Fricker Road, Illovo Boulevard, Sandton, 2196.
PO Box 61771, Marshalltown, 2107.

SPONSOR
Merrill Lynch South Africa (Pty) Limited
138 West Street, Sandown, Sandton, 2196.
PO Box 651987, Benmore, 2010.

AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAM
Cusip number 478058100. ADR to ordinary share 1:1.

DEPOSITARY
The Bank of New York, 22nd Floor, 101 Barclay Street, New York, N.Y. 10286, USA.

INFORMATION AGENT
Georgeson Shareholder Communications SA (Pty) Limited
70 Marshall Street, Johannesburg, 2001
PO Box 652000, Benmore, 2010.
Telephone number 0800 117472/(+27 11) 775 3433

DISCLAIMER

Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives.

Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).

Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

These results may be viewed on the

Internet at http://www.johnnic.co.za

E-mail: investor_relations@johnnic.co.za

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GRAPHICOR 31006

Johnnic Holdings Limited ("Johnnic" or "the Company")

Incorporated in the Republic of South Africa

Registration number 1889/000429/06 Share code: JNC ISIN: ZAE000024352